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February 12, 2010
VIA COURIER AND EDGAR
Re:	DynaVox Inc. Registration Statement on Form S-1 File No. 333-164217
David Orlic, Esq. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mailstop 4561 Washington, D.C. 20549

Dear Mr. Orlic:

        On behalf of DynaVox Inc. (the "Company"), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement relating to the offering of the Company's Class A common stock, marked to show changes from the Registration Statement as filed on January 5, 2010. The Registration Statement has been revised in response to the Staff's comments and to reflect certain other changes.

        In addition, we are providing the following responses to your comment letter, dated February 1, 2010, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

1.
We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff's comment and understands that the Staff may have additional comments once the price range and related information have been included.

2.
Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

In response to the Staff's comment, the Company has enclosed as Annex A the pictures or graphics that it intends to use for the inside cover of the prospectus.

3.
You have omitted some of the exhibits. We will review those exhibits as you submit them, but you should provide us with a reasonable amount of time for review.

The Company has included a number of the exhibits in Amendment No. 1. The Company will file any remaining required exhibits in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

4.
Please confirm that, if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 34-61175. Refer to Question 3 of our Compliance and Disclosure Interpretations relating to Proxy Disclosure Enhancements Transition.

The Company has revised pages 87 and 98-100 of Amendment No. 1 to provide disclosure contemplated by the recent proxy disclosure enhancement release, SEC Release No. 34-61175, applicable to the Registration Statement assuming that it will be declared effective on or after February 28, 2010.

Outside Front Cover Page of the Prospectus

5.
Please expand the initial paragraph to disclose that, immediately following the offering, the holders of the Class A common stock will collectively own 100% of the economic interest in DynaVox Inc., as well as a specific percentage of the voting power of the common stock of DynaVox Inc. Also state that the holders of the Class B common stock will exercise the remaining percentage of the voting power of the common stock of DynaVox Inc.

In response to the Staff's comment, the Company has revised the initial paragraph of the outside front cover page of the prospectus to provide the additional requested disclosure.

Summary, page 1

6.
In your prospectus summary, Business section, and elsewhere in your prospectus, you make several claims regarding your target market and your position in that market, including, without limitation, the following:

•
that your symbol sets are "more widely used than any other in the world" (page 1);

•
that underserved populations are large and growing (page 1);

•
that funding for products such as yours is forecasted to continue to grow (page 2); and

•
that, today, the majority of people with newly diagnosed speech conditions rely on their own rudimentary means of communication (page 68).

  Please provide supplemental support for all such assertions.

  The Company respectfully submits that there is a basis of support for the claims that it makes regarding its target market and its position in that market. Following is an exposition of some of the third-party support for the Company's statements regarding its target market and its position in that market. Copies of the publications and industry reports cited have been supplementally provided in a binder accompanying this letter. The Company believes the support for its statements discussed below is representative of the support available for other of its statements.

  Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, the accompanying binder is being provided to the Staff on a supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 12b-4 and Rule 418(b), on behalf of the Company, we request that the binder be returned to us upon completion of your review thereof. Please call us when you have completed your review and we will arrange to have the binder picked up from you.

    •
    "that your symbol sets are "more widely used than any other in the world" (page 1)"

  With respect to the first statement in comment 6, in response to the Staff's comment, the statement on pages 1, 47 and 70 of Amendment No. 1 has been revised to state that the Company's symbol sets are "more widely used than any other in our industry."

  The Company believes that it sells a significantly greater number of speech generating devices, which use the Company's symbol sets, than any other manufacturer of speech generating devices. Based on publicly available data provided by the U.S. Centers for Medicare and Medicaid Services,

  approximately 55% of speech generating devices purchased by Medicare are purchased from the Company. See Tab 1. Based on its knowledge of the area in which it competes, the Company does not believe that its share of speech generating devices funded by payors other than Medicare varies significantly from its share of speech generating devices funded by Medicare.

  In addition, the Company believes that its special education software, which uses its proprietary symbol sets, is more widely used than any other symbol set. The Company's belief is based on the Company's knowledge of the industry and a market research study conducted by D.S. Howard & Associates indicates that the Company's symbol sets are more widely recognized among speech language pathologists and special education teachers than the symbol sets of any other competitors in the industry. See Tab 2: D.S. Howard & Associates, Inc., An Evaluation of Mayer-Johnson Market Opportunities, (December 2006).

    •
    "that underserved populations are large and growing (page 1)"

  With respect to the second statement in comment 6, found on pages 1, 3, 47 and 70 and 73 of Amendment No. 1, numerous independent third-party studies show that the medical conditions that lead to speech impairment and the need for speech generating devices have become more prevalent in recent years both in the United States and in many of the other countries in which the Company markets speech generating devices.

  Traumatic Brain Injury

  In the United States, approximately 1.4 million individuals suffer traumatic brain injuries leading to approximately 235,000 hospitalizations each year and approximately 5.3 million individuals "currently have a long-term or lifelong need for help to perform activities of daily living as a result of a [traumatic brain injury]." See Tab 3: U.S. Dep't of Health and Human Serv. & the Ctrs. for Disease Control and Prevention, Facts about Traumatic Brain Injury (July 2006), http://www.biausa.org/elements/aboutbi/factsheets/factsaboutbi_2008.pdf. The number of individuals in the United States suffering from traumatic brain injuries has grown in recent years with at least 320,000 soldiers suffering traumatic brain injuries in the conflicts in Iraq and Afghanistan. See Tab 4: RAND Corp., Invisible Wounds: Mental Health and Cognitive Care Needs of America's Returning Veterans (2008), http://www.rand.org/pubs/research_briefs/2008/RAND.RB9336.pdf.

  Stroke

  In 2010, approximately 795,000 individuals in the United States suffered a stroke as compared to 780,000 individuals in 2008. As the number of individuals suffering strokes has increased, the number of deaths resulting from strokes has declined by approximately 18.4% from 1996 to 2006. As a result, the number of stroke survivors in the United States has increased over this period. As of 2006, approximately 6.4 million stroke survivors were living in the United States. See Tab 5: D. Lloyd-Jones ET AL., Am. Heart Ass'n Statistics Comm. and Stroke Statistics Subcomm., Heart Disease and Stroke Statistics—2010 Update, Circulation 121 (2010).

  Parkinson's Disease

  Each year in the United States, approximately 60,000 individuals are diagnosed with Parkinson's disease and approximately one million individuals are currently living with Parkinson's disease. The condition usually develops after the age of 65. See Tab 6: Nat'l Parkinson Found., About Parkinson's Disease (May 5, 2006) http://www.parkinson.org/Page.aspx?pid=225. The percentage of the U.S. population over the age of 65 has grown from 10.5% in 1975 to 12.4% in 2000 and is projected to grow to 18.2% in 2025. See Tab 7: Laura B. Shrestha, Congressional Research Service, The Changing Demographic Profile of the United States (May 5, 2006).

  Autism

  The Centers for Disease Control estimates that, as of 2006, approximately 1 in 110 children were diagnosed with autism in the United States, which is a 57% increase from the Centers for Disease Control's estimate as of 2002. See Tab 8: Catherine Rice, Prevalence of Autism Spectrum Disorders-Autism and Developmental Disabilities Monitoring Network, United States, 2006, 58(SS-10) Morbidity and Mortality Weekly Report (December 18, 2009).

  Cerebral Palsy

  The Centers for Disease Control estimates that, as of 2000, approximately 1 in 323 children suffered from cerebral palsy, which was a decline from approximately 1 in 278 in 1996. See Tab 9: Ctrs. for Disease Control (October 29, 2004), http://www.cdc.gov/ncbddd/dd/cp3.htm. The Company notes that, although instances of cerebral palsy are declining, this decline is more than offset by increases in instances of other conditions that may cause speech impairment.

  Multiple Sclerosis

  Approximately 400,000 individuals are currently living with multiple sclerosis and approximately 10,000 are diagnosed each year in the United States. The number of individuals diagnosed with multiple sclerosis has increased in recent years. See Tab 10: Nat'l Multiple Sclerosis Soc'y, http://www.nationalmssociety.org/about-multiple-sclerosis/what-we-know-about-ms/who-gets-ms/index.aspx.

  Amyotrophic Lateral Sclerosis

  The ALS Association estimates that, in the United States, approximately 5,600 individuals are diagnosed with amyotrophic lateral sclerosis (ALS or Lou Gehrig's disease) each year and approximately 30,000 individuals are living with the disease at any given time. Evidence suggests that the expected lifespan of Americans diagnosed with ALS has increased in recent years. See Tab 11: ALS Ass'n (September 2008), http://www.alsa.org/als/who.cfm.

    •
    "that funding for products such as yours is forecasted to continue to grow (page 2)"

  With respect to the third statement in comment 6, found on pages 2, 3, 71, 74 and 83 of Amendment No. 1., an independent third-party publication estimates that the market for supplemental content for K-12 education (which includes the Company's special education software) will grow by 4.3% in the 2009/2010 school year as compared to the previous year. The rate of growth of the supplemental content market has steadily increased over the past four years. See Tab 12.

    •
    "that, today, the majority of people with newly diagnosed speech conditions rely on their own rudimentary means of communication (page 68)"

  With respect to the fourth statement in comment 6, in response to the Staff's comment, the statement on page 72 of Amendment No. 1 has been revised to state that "the majority of people with newly diagnosed speech conditions do not receive a speech generating device and instead may rely on other means...of communication." Based on the information presented in the response to the first and second statements in comment 6, the Company believes that the total number of speech generating devices sold each year is substantially smaller than the number of individuals who are diagnosed with speech conditions each year.

The Offering, page 8

7.
Revise to also include the number of shares of Class B common stock that will be outstanding and the percentage of voting rights that will be held by both Class A and Class B common stockholders following the Offering Transaction.

  In response to the Staff's comment, the Company has revised page 8 of Amendment No. 1 to include the additional requested disclosure.

Summary Historical Consolidated Financial and Other Data, page 10

8.
Revise to also include pro forma financial information at and for the most recently completed fiscal year and interim period that give affect to the contemplated Recapitalization and Offering Transaction and the estimated use of proceeds from this offering.

  In response to the Staff's comment, the Company has revised pages 10-12 of Amendment No. 1 to include financial statement line items for the additional requested pro forma financial information. The remainder of the requested pro forma financial information will be added in a future pre-effective amendment.

Risk Factors, page 13

9.
Many of your risk factors do not concisely present the risks described, as required by Item 503(c) of Regulation S-K. Please revise to present these risks concisely. Where necessary, you may add cross-references to other parts of the prospectus where more detailed discussions of these factors appear.

  In response to the Staff's comment, the Company has revised its risk factors to more concisely present the risks described.

We depend upon certain third-party suppliers and licensing arrangements...., page 16

10.
Given the nature of this risk factor, please provide your analysis as to whether you are "substantially dependent" on any third-party supplier contracts or license arrangements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

  The Company respectfully advises the Staff that its business is not substantially dependent on any contract within the meaning of Item 601(b)(10)(ii)(B). Although the Company's use of third-party suppliers does create the risk that it could experience the adverse effects described in the risk factor identified by the Staff, the Company does not believe that its business would be materially harmed as a result of a disruption in any of its specific supplier contracts or licensing arrangements.

Our only material asset after completion of this offering will be our interest in DynaVox Systems Holdings LLC...., page 19

11.
Please briefly describe any existing applicable law or regulation or term of your financing arrangements which restricts the ability of DynaVox Systems Holdings LLC to make distributions to you.

  In response to the Staff's comment, the Company has revised pages 22, 34, 62 and 63 of Amendment No. 1 to include the requested disclosure.

Our internal controls over financial reporting currently do not meet all the standards contemplated by Section 404 of the Sarbanes-Oxley Act ...., page 23

12.
We note your discussion on page 23 regarding the two significant deficiencies in your internal controls that were identified during the audit of your fiscal 2009 financial statements. While we note that you have not yet remediated these deficiencies, please describe the steps you are currently taking to correct these problems; disclose how long you estimate it will take to remediate these deficiencies and disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur). Further, tell us if these deficiencies had any impact on your financial statements. In this regard, provide us with any post-closing adjustments that were made, including the dollar amounts, to your books and records and the financial statements as a result of these significant deficiencies.

  In response to the Staff's comment, the Company has supplemented its risk factor on page 23 of Amendment No. 1 to disclose the steps that it is currently taking to remediate the identified significant deficiencies, how long it estimates it will take to remediate such deficiencies and any material costs associated with its remediation plan that have or are expected to occur.

  The Company supplementally advises the Staff that the identified significant deficiencies had an impact on its financial statements and resulted in certain post-closing adjustments identified in connection with the audit of the fiscal 2009 financial statements. Such adjustments were:

  •
  an adjustment to increase equity-based compensation expense by $131,000 for the year ended July 3, 2009 and

  •
  an adjustment to decrease net income by $883,000 to properly reflect the de-designation of cash flow hedge treatment of the Company's interest rate swaps for the year ended July 3, 2009.

Organizational Structure

Offering Transactions, page 30

13.
Please explain the reasons for structuring this transaction such that the existing owners retain their economic interest in the operating company and receive only a voting interest in the parent company. Tell us the advantages and/or disadvantages of this structure to (a) the existing owners, (b) the potential investors, (c) the parent company and (d) the operating company.

  The Company advises the Staff that it has included additional disclosure on page 31 of Amendment No. 1 addressing the matters identified in the Staff's comment.

14.
It appears that for every share of Class A common stock sold in this offering, DynaVox Inc. intends to purchase the same number of newly-issued or existing New Holdings Units from DynaVox Systems Holdings LLC or its existing owners. Please confirm and tell us whether you have any current agreements with existing owners, including members of your senior management, to buy their New Holdings Units with proceeds from this offering. If there are no existing owners that currently intend to sell their New Holdings Units, then tell us whether you intend to purchase newly-issued New Holdings Units such that the number of outstanding New Holdings Units and Class A common stock remain the same. Please revise your disclosures to clarify these points. Also, tell us the price you intend to pay for the newly-issued New Holdings Units and how this price was determined. Further, tell us if this is the same price you intend to pay to purchase New Holding Units from the existing owners. If the prices differ, then please disclose and explain why.

  The Company advises the Staff that it has included additional disclosure on pages 29 and 30 of Amendment No. 1 addressing the matters identified in the Staff's comment.

15.
Please advise us as to how you arrived at the 85/15 split reflected in the Tax Receivable Agreement.

  The Company advises the Staff that the 85/15 split was arrived at based upon review of the terms of analogous agreements in previously completed initial public offerings with similar structures.

16.
We note that you may purchase New Holdings Units from your existing owners, or exchange them for Class A common stock. Please describe the effect of these transactions on the Class B common stock held by these persons.

  The Company advises the Staff that it has included additional disclosure on page 31 of Amendment No. 1 addressing the matters identified in the Staff's comment.

17.
Please describe any restrictions or limitations on the exchange of New Holdings Units for Class A common stock. By way of example only, disclose whether an existing owner must exchange all of the New Holdings Units held by that person if that person opts to exchange any of them.

  The Company advises the Staff that it has included additional disclosure on page 31 of Amendment No. 1 addressing the matters identified in the Staff's comment.

Dividend Policy, page 34

18.
Please state the frequency and amount of any cash distributions declared on units of DynaVox Systems Holdings LLC for the two most recent fiscal years and any subsequent interim period for which financial statements are required to be presented. See Item 201(c) of Regulation S-K.

  In response to the Staff's comment, the Company has revised page 34 of Amendment No. 1 to disclose the amount of any cash distributions declared on units of DynaVox Systems Holdings LLC for the two most recent fiscal years and for the current fiscal year.

Unaudited Pro Forma Consolidated Financial Information, page 38

19.
Please tell us how your presentation of non-controlling interests within the pro forma consolidated balance sheet and pro forma consolidated statements of operations is consistent with the presentation as described in ASC 810-10-45-15 and 810-10-45-19, respectively. Specifically, such guidance requires non-controlling interest in a subsidiary to be included within equity of the consolidated group but separate from the parent's equity and also requires disclosures regarding net income attributable to non-controlling interests and net income attributable to the parent (see also example in ASC 810-10-55-4J). Please explain or revise accordingly.

  The Company advises the Staff that it has revised the disclosure on pages 39-44 of Amendment No. 1 to conform to the requirements of ASC 810-10-45-15 and 810-10-45-19.

20.
We note your pro forma disclosures regarding net income (loss) per share available to Class A common stock. Tell us how you considered the guidance in ASC 260-10-55-20 in your diluted earnings per share calculations. In this regard, tell us whether the New Holdings Units of DynaVox Systems Holdings LLC, which are exchangeable into shares of the company's Class A common stock, will be included in pro forma earnings per share calculations.

  The Company has applied ASC 260-10-55-20 in presenting the pro forma disclosure of net income (loss) per share available to holders of shares of Class A common stock. The diluted earnings per share calculations assumes the exchange of the New Holding Units for Class A common stock. However, the Company expects the exchange to have an anti-dilutive effect as a result of the allocation of income or loss associated with the exchange of New Holding Units for Class A common stock and accordingly the effect of such exchange has been excluded from pro forma net effect on net income (loss) available to Class A common stock per share.

21.
Tell us whether you intend to reflect the prepayment of the $31.0 million Senior Subordinated Note in the unaudited pro forma consolidated balance sheet adjustments, as your current pro forma footnotes do not include disclosures to that effect.

  The Company has revised the disclosure on page 44 of Amendment No. 1 to contemplate the prepayment of the $31.0 million Senior Subordinated Note with the estimated proceeds of the offering, including a prepayment penalty of 5%.

22.
In addition, we note from your disclosures on page F-22 that the senior subordinated note carries a premium for prepayment of 5% after the first and up to the second anniversary date (June 23, 2010) of the Notes. Please revise to include footnote disclosures to the unaudited pro forma consolidated statements of income that include a discussion of the amount of prepayment penalty that will be paid as part of the Recapitalization and Offering Transactions.

  The Company has revised the footnote disclosure on pages 39 and 42 of Amendment No. 1 to remove the prepayment premium for the senior subordinated note as it will only affect the unaudited pro forma consolidated balance sheet as described in the response to comment 21 above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

23.
We note in your discussion of the results of operations that there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. For example, we note that during fiscal 2009, U.S. sales increased approximately $12.4 million as a result of the introduction of new products, growth from signature product lines and an expansion of the U.S. based sales force. Tell us how you considered providing quantification and qualification of the contribution these factors had on the increase in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business. Refer to SEC Release No. 33-8350 and Section III.D of SEC Release No. 33-6835 for guidance.

  The Company has enhanced its disclosure on pages 52-57 of Amendment No. 1 to further clarify the contribution of each factor where two or more factors have been identified as sources of a material change in the Company's results of operations.

  The Company advises the Staff that it did consider discussing additional metrics that management uses to evaluate and manage its business and believes that it has, with its discussion regarding its use of Adjusted EBITDA in "Management—Executive Compensation—Compensation Discussion and Analysis" on pages 90-97, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Agreements" on pages 61-63 and associated summary presentation on pages 11-12, included the metrics necessary for readers to understand and evaluate it.

24.
We note you record revenues net of allowances for negotiated contractual reimbursement rates. To the extent that such provisions are material, tell us how you considered including a discussion in MD&A with regards to these adjustments and the effects they have had on your revenues and results of operations for each period presented. We refer you to SEC Release No 33-8350.

  The Company advises the Staff that it records its sales at net realizable amounts estimated to be paid by customers and third-party payors. The Company's billing system contains payor-specific price tables that reflect the fee schedule amounts in effect or contractually agreed upon by various government and commercial payors for each device or service provided to a customer to record the contractual allowance of the time of sale. Additionally, the Company has established an allowance to account for sales adjustments that result from differences between the payment amount received and the estimated net realizable amount. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are recorded against the allowance for sales adjustments and are typically identified and ultimately recorded at the point of cash collection or when otherwise determined pursuant to the Company's collection procedures. These adjustments have historically been insignificant and the Company reports revenues in its financial statements net of such adjustments.

  The Company has revised its disclosure on page 48 of Amendment No. 1 to remove the gross sales reference and to conform the language to its audited financial statements.

Senior Secured Credit Facility, page 59

25.
We note that you anticipate amending your credit facility "in certain respects" prior to this offering. Please disclose the modifications you intend to seek.

  The Company respectfully advises the Staff that it is currently in the process of amending its credit facility but that the final terms of such amendments have not yet been determined. The Company has revised its disclosure regarding the credit facility on page 62 of Amendment No. 1 to so clarify and advises the Staff that it will further revise the disclosure to more fully describe the amendments in, and file the amended agreement as an exhibit to, a subsequent pre-effective amendment. The Company understands that the Staff will require reasonable time for review.

Critical Accounting Policies

Goodwill and Intangible Assets, page 64

26.
To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•
the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and

•
describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

  If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, then please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

  The Company advises the Staff that it has included additional disclosure on pages 66 and 67 of Amendment No. 1 addressing the matters identified in the Staff's comment.

Equity Based Compensation, page 65

27.
We note that the company provides management and directors with the opportunity to purchase restricted units, which you fair value using the Black-Scholes option-pricing model. Please provide a schedule of each unit grant made during fiscal 2009 and for the interim period in fiscal 2010 (up through the date of your response). Also, tell us how you determined the fair value of the underlying common units used in your Black-Scholes calculations for each member class. In this regard, tell us and disclose whether you performed a contemporaneous or retrospective valuation and include a discussion of the significant factors considered, assumptions made, and methodologies used in determining the fair value of such units. Further, discuss the significant factors contributing to the difference, if any, in the fair value of the common units at each valuation date. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common units up to the filing of the registration statement.

  The Company has provided its response to the Staff's comment 27 under separate cover.

28.
We note that the board of directors intends to adopt the 2010 DynaVox Inc. Stock Incentive Plan before the effective date of this offering. Tell us whether you intend to grant any options under this plan prior to this offering. If so, please tell us the amount and terms of the intended grants.

  The Company advises the Staff that it does not intend to grant any options under the 2010 DynaVox Inc. Stock Incentive Plan prior to this offering. If the Company determines that it will grant any options under the 2010 DynaVox Inc. Stock Incentive Plan concurrently with this offering, it will revise the Registration Statement to include appropriate disclosure regarding the amount and terms of any such grants.

Business, page 67

29.
Please describe the general development of the business of DynaVox Systems Holdings LLC during the past 5 years. See Item 101(a) of Regulation S-K.

  In response to the Staff's comment, the Company has revised page 71 of Amendment No. 1 to describe the general development of the business of DynaVox Systems Holdings LLC during the past five years.

Management

Directors and Executive Officers, page 82

30.
For several of your directors and executive officers, you do not appear to provide complete biographies during the past five years. Please advise, or revise the biographies.

  The Company has revised page 86 of Amendment No. 1 to clarify the matter identified in the Staff's comment.

Director Compensation, page 86

31.
Please disclose by footnote the grant date fair value of each stock award, or tell us why you believe that this is not required. Refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

  In response to the Staff's comment, the Company has revised its disclosure on page 90 to include the grant date fair value of each stock award in a footnote to the Director Compensation Table in accordance with the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Summary Compensation Table, page 94

32.
You have included a column entitled "Bonus" in this table, but you do not appear to have discussed these awards in your Compensation Discussion and Analysis. Please advise.

  In response to the Staff's comment, the Company has supplemented its disclosure on page 95 to include additional discussion regarding the awards that appear in the "Bonus" column in the Summary Compensation Table.

Certain Relationships and Related Person Transactions, page 110

33.
Please tell us why you have not provided disclosure in this section regarding the $34 million debt repurchase described in Note 12 to your financial statements.

  In response to the Staff's comment, the Company has added additional disclosure regarding the $34 million repurchase of equity on page 118 of Amendment No. 1.

Securityholders Agreement, page 110

34.
Please enhance your description of the material terms of this agreement, as proposed to be amended.

  In response to the Staff's comment, the Company has revised page 113 of Amendment No. 1 to provide a more complete description of the Securityholders Agreement.

Statement of Policy Regarding Transactions with Related Persons, page 115

35.
Please disclose the standards to be applied in the evaluation of agreements with related persons. Refer to Item 404(b)(1)(2) of Regulation S-K.

  In response to the Staff's comment, the Company has revised page 118 of Amendment No. 1 to discuss the standards to be applied in the evaluation of agreements with related persons.

Principal Stockholders, page 116

36.
Please complete the table appearing in this section, or tell us why you are unable to do so at this time.

  The Company respectfully advises the Staff that it has not yet determined the conversion ratio for the conversion of each existing class of units of DynaVox Systems Holdings LLC into New Holdings Units. The Company intends to complete the table in a subsequent pre-effective amendment at the time the price range is included. The Company understands that the Staff requires a reasonable amount of time for review.

37.
Please identify the natural persons who exercise sole or shared voting and dispositive power over the shares held of record by the Vestar entities.

  In response to the Staff's comment, the Company has revised its disclosure on page 119 of Amendment No. 1 to identify the natural persons who exercise sole or shared voting and dispositive power over the shares held of record by the Vestar entities.

Shares Eligible for Future Sale, page 130

38.
Please set forth the approximate number of unitholders of DynaVox Systems Holdings LLC. See Item 201(d) of Regulation S-K.

  In response to the Staff's comment, the Company has revised page 133 of Amendment No. 1 to clarify that DynaVox Systems Holdings LLC is presently the sole stockholder of DynaVox Inc., which is the registrant. The Company respectfully submits that Item 201(b)(1) of Regulation S-K requires the disclosure of the number of equity holders of the registrant and supplementally advises the Staff that there are presently 53 unitholders of DynaVox Systems Holdings LLC.

Underwriting, page 132

39.
In the second paragraph of this section, you state that, after the offering, certain figures may be changed by the underwriters. If you are referring specifically to dealer concessions, please revise your disclosure to state this explicitly.

  The Company has revised page 135 of Amendment No. 1 to clarify that the underwriters may change the public offering price and other selling terms.

DynaVox Systems Holdings LLC Consolidated Financial Statements at and for the Years Ended July 28, 2008 and July 3, 2009

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-14

40.
Tell us how you recognize revenue on sales to distributors. Tell us if you offer these distributors any rights-of-return or other incentives (i.e., discounts, price concessions, etc), and if so, tell us how you account for them. For each of the distributor incentives, tell us how you determined that your fee is fixed and determinable upon the product's shipment to the distributor- Tell us how you considered ASC 605-15-25-1 and ASC 605-50-45-1 through 45-11 in accounting for return rights and other considerations. In addition, describe your ability to reasonably estimate the effects of the various programs offered to resellers. See SAB Topic 13A(4)(b) and ASC 605-15-25-3.

  The Company recognizes its revenues on sales to distributors and/or resellers based upon its estimated net realizable value at the time of shipment. In accordance with ASC 605-15-25-1 and ASC 605-15-45-1 through 45-11, all contractual allowances and discounts are recorded at the time of shipment. The Company does not provide distributor incentives such as volume based or unit based incentives. The amount of the Company's product carried in inventory by its distributors is immaterial and no right of return exists within these relationships. Many of the devices sold through distributors are shipped directly to the end user.

Note 3.  Goodwill and Intangible Assets, page F-20

41.
Please tell us how you considered all of the factors in ASC 350-30-35-3 through 4 in determining that your acquired symbols and trademark intangible assets have an indefinite life. In this regard please also describe any legal, regulatory, contractual, competitive, economic, or other factors associated with these intangible assets and how you considered whether any of these factors limit the useful life of these assets.

  In connection with the acquisition of Mayer-Johnson, Inc. in May 2004, DynaVox Systems Holdings LLC acquired Personal Communication Symbols ("PCS Symbols"), along with Boardmaker, Speaking Dynamically Pro ("Boardmaker SDP") and Mayer-Johnson trade names. The Company recorded an indefinite-lived intangible asset of $24.6 million associated with the acquired PCS Symbols and trade names.

  The Company evaluated all of the factors in ASC 30-35 3 through 4 in assigning indefinite lives to the PCS symbols and trade names. The following summarizes the Company's analysis of the factors considered by it in the indefinite life classification of these assets:

  a.
  Expected use of the asset by the entity—There is no foreseeable limit to how long the PCS Symbols and trade names will be used by the Company. The PCS Symbols were developed in 1980, and have become recognizable both in the United States and internationally. The Company's marketing plans and strategies are aligned with an on-going commitment to the use of the Mayer-Johnson, and Boardmaker trade names.

  b.
  The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate—The Company has concluded that the expected life of other asset groups to impact the indefinite lives of the PCS Symbols and trade names.

  c.
  Any legal, regulatory, or contractual provisions that may limit the useful life—The Company is not aware of any legal, regulatory, or contractual provisions that would limit the indefinite useful life of the PCS Symbols and trade names.

  d.
  Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost (provided that there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)—The Company owns the rights to the PCS Symbols, trade names indefinitely, and without restriction. The Company expects the PCS Symbols and trade names to continue to contribute indefinitely to the future cash flows of the Company.

  e.
  The effects of obsolescence, demand and competition and other economic factors (such as the stability of the industry, known technological advances, legislatives action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)—The risk of new, alternative technologies exist that could impact our PCS Symbols and trade names. However, we believe our innovations, expansion of Boardmaker product offerings, and expanded use of the PCS Symbols is likely to maintain our market position. The relatively low-tech nature of the PCS Symbols limits obsolescence. The Company also considered the impact of demand for our product and competition. The trade names and PCS Symbols are well known and respected in the Alternative and Assistive Communication industry. In addition, we have made significant investments in our distribution channels, allowing us to reach, and market to our customer base.

  f.
  The level of maintenance expenditures required to obtain the expected future cash flows—The Company expects to incur on-going expense to market, and develop our trade names and PCS Symbols. We believe that our expected revenue and profit growth will exceed the expected costs to innovate, and develop related products.

Exhibits

42.
Please tell us why you do not appear to have filed the following agreements as exhibits to your registration statement:

•
the Management Incentive Bonus Plan described on page 89;

•
the Management Agreement described on page 113;

•
agreements you entered into with Robert R Culhane, your former CFO; and

•
your credit agreement and documents relating to your senior subordinated note financing.

  In response to the Staff's comment, the Company has filed the Management Incentive Bonus Plan as an exhibit to Amendment No. 1.

  The Company advises the Staff that the Management Agreement will be terminated prior to the completion of the offering. Accordingly, the Company does not believe filing the Management Agreement as an exhibit to the Registration Statement would provide meaningful information to investors.

  The Company has filed its separation agreement with Robert P. Culhane as an exhibit to Amendment No. 1.

  The Company advises the Staff that it is currently in the process of amending its credit facility but that the final terms of such amendments have not yet been determined. The Company will file the amended and restated credit agreement as an exhibit to a subsequent pre-effective amendment. The Company understands that the Staff requires a reasonable amount of time for review.

  The Company further advises the Staff that the senior subordinated notes will be redeemed concurrently with the closing of the offering and, accordingly, filing the note purchase agreement relating to the senior subordinated notes would not provide meaningful information to investors and is not required under Item 601(b)(4)(iii)(b) of Regulation S-K.

*  *  *  *  *  *  *  *  *  *

        Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission Mark P. Shuman, Esq. Kathleen A. Collins Megan B. Akst
DynaVox Inc. Edward L. Donnelly, Jr. Kenneth D. Misch
Cahill Gordon & Reindel LLP Jonathan A. Schaffzin

 Annex A

Our speech generating technologies and
special education software assist individuals in overcoming
their speech, language and learning challenges.

Our mission is to transform the lives of those who have significant speech, language, or learning disabilities through our proprietary technologies.

QuickLinks

  Annex A